FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                            Principe de Vergara, 187
                               28002 Madrid, Spain
                     (Address of principal executive office)

                  Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F:

                         Form 20-F   X         Form 40-F
                                   -----                 -----

                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(1):

                            Yes                   No       X
                                   -----                 -----


                   Indicate by check mark if the registrant is
                       submitting the Form 6-K in paper as
                   permitted by Regulation S-T Rule 101(b)(7):

                            Yes                   No       X
                                   -----                 -----


                Indicate by check mark whether by furnishing the
       information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to
           Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                            Yes                   No       X
                                   -----                 -----


  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                                        ---

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    ENDESA CONSOLIDATED ITS POSITION AS THE LEADING JOINT ELECTRICTY AND GAS
      SUPPLIER TO ELIGIBLE CUSTOMERS IN THE SPANISH ENERGY MARKET IN 2002

  IN 2002, ENDESA SUPPLIED ABOUT 26,800 GWh TO THE LIBERALIZED DOMESTIC MARKET,
        OUT OF WHICH 22,300 CORRESPONDED TO ELECTRICITY AND 4,500 TO GAS

              -- THESE FIGURES REPRESENT AN INCREASE OF ALMOST 3%
                 IN ELECTRICITY AND OVER 400% IN GAS VERSUS 2001.

     NEW YORK--(BUSINESS WIRE)--Jan. 27, 2003--During 2002, ENDESA (NYSE:ELE) supplied approximately 26,800 GWh to the Spanish liberalised energy market, of which around 22,300 GWh corresponded to electricity, a 2.7% increase over 2001, and 4,500 GWh to gas, which represents a growth of more than 400% over 2001. The total number of points of supply was 8,250.
     Should we include the sales to Andorra and Portugal through the exports of energy acquired from the pool, the electricity sold by ENDESA increases to 22,900 GWh.
     In 2002, ENDESA consolidated its leading position in joint electricity and gas supply to large industrial customers by both volume of energy supplied and number of customers.
     Moreover, ENDESA reinforced its position as the supplier of reference in the main sectors of the Spanish economy, for example the Chemical and the Automobile sectors. In those and falling within its strategic framework of supplying integrated energy services, ENDESA sells, besides electricity, natural gas and other services.
     It is worth noting that among the clients that have contracted the gas supply to ENDESA, one can find some of the main gas consumers of the ceramics, glass, chemical, automobile, textile and co-generation industries. In quality terms, the portfolio is well-balanced as per industrial sectors, usage (industrial processes, co-generation) and geographic location of consumption.
     The positioning of ENDESA in the liberalised market has been enhanced by achieving better volumes and prices than its most relevant competitors in the auction of the 25% Algerian gas supply contract carried out in 2001.
     With regard to ENDESA's positioning in the natural gas sector, the Spanish National Energy Commission (Comision Nacional de la Energia), in a resolution published on January 9th, has included ENDESA as the sole electricity company that is among the five main operators of gas hydrocarbons in Spain.
     ENDESA's target is to consolidate its position as the second gas operator in Spain, reaching a market share of 13% in gas supply to end customers, which rises to 20-22% if one includes the supply to ENDESA's CCGTs.

        CONTACT: ENDESA
                 Jacinto Pariente, 212/750-7200
                 http://www.endesa.es


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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   ENDESA, S.A.

Dated: January 27, 2003                   By: /s/ Jacinto Parinete
                                             ----------------------------
                                          Name: Jacinto Pariente
                                          Title: Manager of North America
                                          Investor Relations